Issuer Name:                 The Ziegler Companies, Inc.
Reporting Person:            Glaisner, Richard J.
                             900 West Bradley Road
                             Milwaukee, Wisconsin 53217
Statement for:               April 1998
Relationship of
Reporting Person
to Issuer:                   Executive Committee Member
Title of Security:           Common Stock
Transaction Date:            April 29, 1998
Transaction Code:            P
Amount of
Securities Acquired:         200
Price:                       $24.500
Amount of Securities
Beneficially Owned
at End of Month:             27,834
Ownership Form:              Direct
Title of Derivative
Security:                    Common Stock (1)
Date Exercisable:            07-01-97
Expiration Date:             06-30-07
Title of Securities
Underlying Derivative
Security:                    Common Stock
Amount of Securities
Underlying Derivative
Security:                    50,000
Conversion or
Exercise Price of
Derivative Security:         $19.00
Ownership Form of
Derivative Security:         Direct
(1) Subject to vesting schedule, which is dependent upon earnings of a specific subsidiary of the issuer during the 36 month period ending June 30, 2000.